Exhibit 3.1

ARTICLES OF INCORPORATION OF

DBS INVESTMENTS, INC

We, the undersigned natural persons of the age of twenty-one years or more, acting as incorporators of the corporation under the provisions of the Utah Business Corporation Act (hereinafter called the “Act”), do hereby adopt the following Articles of Incorporation for such Corporation.

Article I

Name. The name of the corporation (hereinafter called the “Corporation”) is DBS INVESTMENTS, INC.

Article II

Period of duration. The period of duration of the Corporation is perpetual.

Article III

Purpose and Powers. The purpose for which this Corporation is organized is to invest in any new products, properties or businesses which may have a profit.

Article IV

Capitalization. The Corporation shall have the authority to issue 50,000,000 (fifty million) shares of stock each having a par value of one-tenth of one cent ($0.001). All stock of the Corporation shall be of the same class and shall have the same rights and preferences. Fully paid stock of this Corporation shall not be liable for further call or assessment. The authorized trading shares shall be issued at the discretion of the Directors.

Article V

Incorporators. The name and psot office address of each incorporator is: Dale Z. Darling, 691 West Main, Lehi, Utah 84043; Robert B. Simkins, 38 West 700 South, Lehi, Utah 8404; and Barclay F. Burns, 1248 East 4130 South, Salt Lake City, Utah, 84117.

Article VI

Directors. The Corporation shall be governed by a Board of Directors consisting of no less than three (3) and no more than nine (9) directors. Directors need not be stockholders of the Corporation. The number of Directors constituting the initial Board of Directors is three(3) and the names and post office addresses of the persons who shall serve as Directors until their successors are elected and qualified are: : Dale Z. Darling, 691 West Main, Lehi, Utah 84043; Robert B. Simkins, 38 West 700 South, Lehi, Utah 8404; and Barclay F. Burns, 1248 East 4130 South, Salt Lake City, Utah, 84117.

Article VII

Commencement of Business. The Corporation shall not commence business until at least One Thousand Dollars ($1,000) has been received by the Corporation as consideration for the issuance of its shares.

Article VIII

Preemptive Rights. There shall be no preemptive rights to acquire unissued and/or treasury shares of the stock of the Corporation.

Article IX

Voting of Shares. Each outstanding share of common stock of the Corporation shall be entitled to one vote on each matter submitted to a vote at the meeting of the stockholders. Each stockholder shall be entitled to vote his or its shares in person or by proxy, executed in writing by such stockholders, or by his duly authorized attorney-in-fact. At each election of Directors, every stockholder entitled to vote in such election shall have the right to vote, in person or by proxy, the number of shares owned by him or it for as many person as there are Directors to be elected and for whose election he or it has the right to vote, but the Shareholder shall have no right to accumulate his or its votes with regard to such election.

Article X

Initial Registered Office and Initial Registered Agent. The address of the initial registered office of the Corporation is 691 West Main, Lehi, Utah 84043 and the initial registered Agent at such office is Dale Z. Darling.